SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

  BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

SUMMARY OF THE MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 6, 2018

On December 6, 2018, at 12:30 p.m., at the Company’s office located at Rua Lemos Monteiro, n° 120, 15º andar, São Paulo/SP, CEP 05501-050, an Ordinary Meeting of the Board of Directors of Braskem S.A. was held with the presence of the undersigned Board Members, as per the signatures placed at the end of these minutes.

AGENDA: I) Subjects for resolution: After due analysis of the proposals submitted for resolution, which were previously forwarded to the Board Members and shall remain duly filed at the Company’s headquarters, the following resolutions were unanimously taken by the attendees: 1) PD.CA/BAK-23/2018 – Creation of Braskem’s Indirect Controlled Company in India – the creation  of the company under the terms and conditions set forth in the respective PD was approved, and Braskem’s Executive Office shall be entitled to perform all acts necessary to implement said resolution, including with respect to the necessary procedures for approval of this matter by the Executive Office of Braskem Netherlands BV; 2) PD.CA/BAK-26/2018 – Change to the Composition of the Board of Directors’ Support Committees – the change to the Composition of the Board of Directors’ Support Committees was approved. Those Committees will now be composed according to the document submitted to the Board Members; 3) PD.CA/BAK-27/2018 – Energy efficiency improvement of the Petrochemical Unit Q3 (“Vesta Project”) – the investment to implement the Vesta Project at the ABC petrochemical complex, in São Paulo, was approved in accordance with the terms and conditions of the respective PD; 4) PD.CA/BAK-28/2018 – Replacement of the Electrical Infrastructure in the Neal Plant – the investment to replace the electrical infrastructure of the Neal Plant in the United States, was approved, according to the terms and conditions established in the respective PD; 5) PD.CA/BAK-29/2018 – Natural Gas Supply Agreement entered into between Braskem and Algás – the execution of the agreement was approved, according to the terms and conditions of the respective PD; 6) PD.CA/BAK-30/2018- Natural Gas Supply Agreement entered into between Braskem and Bahiagás – the execution of the agreement was approved, according to the terms and conditions of the respective PD; 7) PD.CA/BAK-32/2018 – Engagement of independent Auditors for Braskem Argentina and Braskem Chile – the engagement of KPMG Auditores Independentes and Hides Auditores Consultores Ltda., respectively, was approved, according to the terms and conditions of the respective PD;  8) PD.CA/BAK-33/2018 – Approval of the Policy on Transactions with Related Parties and adjustments to the Code of Conduct of Braskem – the Policy on Transactions with Related

Headquarters-Plant: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Phone (71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Phone (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Phone (11) 3576-9000 – Fax (11) 3023-0892

  BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

SUMMARY OF THE MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 6, 2018

Parties and adjustments to the Code of Conduct were approved, in accordance with the terms and conditions contained in the respective PD;  9) Compliance Committee Budget for 2019 – the Compliance Committee Budget, which includes the internal audit area budget, was approved under the terms proposed.

ADJOURNMENT: As there were no further matters to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the Board Members present at the meeting, by the Chairman and by the Secretary of the Meeting. São Paulo, December 6, 2018. Signed: Marcelo Lyrio – Chairman; Marcella Menezes Fagundes - Secretary; Carla Gouveia Barretto; Edson Chil Nobre; Ernani Filgueiras de Carvalho; Fabio Venturelli; Gesner José de Oliveira Filho; João Cox Neto; Luiz de Mendonça; Pedro Oliva Marcilio de Sousa; Ricardo Baldin; and Rodrigo J. P. Seabra Monteiro Salles.

I hereby certify that the abovementioned resolutions were extracted from the minutes filed in the proper book.

Marcella Menezes Fagundes

Secretary

Headquarters-Plant: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Phone (71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Phone (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Phone (11) 3576-9000 – Fax (11) 3023-0892

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: december 12, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.